JPMORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

September 7, 2023

Mr. David Mathews

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Exchange-Traded Fund Trust (the “Trust”), on behalf of JPMorgan Active Bond ETF — Post-Effective Amendment No. 408; File 333-191837; 811-22903

Dear Mr. Mathews:

This letter is in response to the comments you provided telephonically on August 15, 2023, with respect to the filing related to the JPMorgan Active Bond ETF (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 that will take effect on or after September 25, 2023. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s Registration Statement.

GENERAL

1.

Comment: Please file a response to these comments on EDGAR at least five business days prior to the effectiveness of the post-effective amendment to the Fund’s registration statement filed pursuant to Rule 485(b) (“Rule 485(b) PEA”). Please email to the commenter marked copies of the revised pages to the Fund’s prospectus and Statement of Additional (“SAI”) reflecting responses to the following comments.

Response: We agree to take these actions prior to the effectiveness of the Fund’s Rule 485(b) PEA.

2.	Comment: Please provide supplementally a completed fee table and expense examples prior to the effective date of the Rule 485(b) PEA.

Response: The completed fee table and expense examples will be provided to the SEC staff prior to the effectiveness of the Fund’s Rule 485(b) PEA.

3.	Comment: Please confirm whether short sales will be a principal investment strategy of the Fund.

Response: Short sales will not be a principal investment strategy of the Fund.

4.

Comment: Please include in the disclosure a brief description of the benchmark index, its components and its methodology. Also include a discussion of the extent to which the Fund’s performance may vary from the performance of the benchmark.

Response: The methodology by which the Fund’s benchmark is calculated is proprietary to the benchmark provider. Additionally, we believe that the existing disclosure appropriately discloses to investors the types of securities in which the Fund will invest and the risks presented by their investments in the Fund.

5.	Comment: In the disclosure of the Fund’s investment strategies, please include the following:
a.	Briefly describe what ratings correspond to investment grade.
b.	Indicate if the adviser determines the equivalency of ratings or if an adviser relies on a third party to make that assessment.
c.	A list of the factors analyzed to determine whether an unrated or other security is equivalent to investment grade.

Response: In response to the above, the following disclosure will be added to the “More About the Fund” section:

Credit Quality. The Fund may invest all of its investments in investment grade securities or the unrated equivalent. While the Fund may not purchase below investment grade securities, it may hold up to 5% in below investment grade securities. Below investment grade securities are also called “high yield bonds”, “junk bonds” and “non-investment grade bonds.” These securities generally are rated in the fifth or lower rating categories (for example, the equivalent of BB+ or lower). These securities generally offer a higher yield than investment grade securities, but involve a higher degree of risk.

A security’s quality is determined at the time of purchase and securities that are rated investment grade or the unrated equivalent may be downgraded or decline in credit quality such that subsequently they would be deemed to be below investment grade. The adviser will consider such an event in determining whether the Fund should continue to hold the security and is not required to sell a security in the event of a downgrade. The Fund uses the methodology described below to determine the credit quality of their investments.

For the Funds, investment grade securities are securities that have been determined to be investment grade (for example, the equivalent of BBB- or higher) based on ratings by the following NRSROs - Moody’s Investors Service Inc. (Moody’s), Standard & Poor’s Corporation (S&P), Fitch Ratings (Fitch), DBRS Morningstar, and Kroll and the following methodology. Securities that have received ratings from more than one of these NRSROs are considered investment grade if any one of the NRSROs has rated the security investment grade. If none of these NRSROs rate a security, the adviser must determine that it is of comparable quality to an investment grade security or a non-investment grade security, respectively, in order for such security to be treated as an investment grade or a non-investment grade security, respectively.

6.	Comment: In Item 9, explain duration and weighted average maturity concepts and address the strategies the Fund anticipates using to manage them.

Response: We will clarify and add the following disclosure to an appropriate section of the “More About the Funds” section:

Average Weighted Maturity. Average weighted maturity is the average of all the current maturities (that is, the term of the securities) of the individual bonds in the Fund calculated so as to count most heavily those securities with the highest dollar value. Average weighted maturity is important to investors as an indication of the Fund’s sensitivity to changes in interest rates. Usually, the longer the average weighted maturity, the more fluctuation in share price you can expect. Mortgage-related securities are subject to prepayment of principal, which can shorten the average weighted maturity of the Fund’s portfolio. Therefore, in the case of the Fund holding mortgage-backed securities, asset-backed securities and similar types of securities, the average weighted maturity is equivalent to its weighted average life. Weighted average life is the average weighted maturity of the cash flows in the securities held by the Fund given certain prepayment assumptions.

Duration is a measure of price sensitivity of a debt security or a portfolio of debt securities to relative changes in interest rates. For instance, a duration of “five years” means that a security’s or portfolio’s price would be expected to decrease by approximately 5% with a 1% increase in interest rates (assuming a parallel shift in yield curve).

7.

Comment: In the second paragraph of the “What are the Fund’s Main Investment Strategies” section, the disclosure states that the “Fund will invest primarily in investment grade securities,” whereas in the third paragraph of that section the disclosure states that “All securities will be rated investment grade (or the unrated equivalent) at time of purchase.” Please clarify the disclosure to indicate what portion of the portfolio may be in bonds of less than investment grade quality.

Response: We will clarify by adding the below disclosure:

While the Fund may not purchase below investment grade securities, it may hold up to 5% in below investment grade securities.

8.	Comment: Please advise how derivatives will be valued for purposes of determining the Fund’s compliance with its 80% Policy.

Response: Derivatives currently are not included in the numerator for purposes of determining compliance with the Fund’s 80% policy.

9.	Comment: Please specify in this Item 4 or in Item 9 the types of ESG factors relevant to the strategy that the adviser will consider as part of its investment process for this fund

Response: We respectfully acknowledge your comment; however, we believe the current level of disclosure in the prospectus is appropriate and proportionate to the role that ESG considerations play within the broader context of the Fund’s investment process. As noted in the Risk/Return disclosure, the consideration of ESG factors is only a part of the investment process. While the Adviser seeks to assess the impact of environmental, social and governance factors on many issuers in the universe in which the Fund invests, the disclosure highlights “these assessments may not be conclusive and securities or countries that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in securities that may be positively impacted by such factors.” We believe that including additional detail of individual ESG factors may suggest that consideration of ESG factors plays a disproportionate role in security selection.

The disclosure further provides that the “assessment is based on an analysis of key opportunities and risks across industries to seek to identify financially material issues with respect to the Fund’s investments. . .” (emphasis added). We believe providing extended disclosure in the prospectus concerning the range and combinations of financially material ESG factors that the adviser may consider would create unnecessary length, complexity and technical detail in the Fund’s prospectus that would be disproportionate to the role of ESG integration in the Fund’s investment process.

Further, we note that the Fund includes information regarding ESG factors and types of factors in the section entitled “ESG Integration” in the SAI Part II. This section provides as follows:

. . . Environmental issues are defined as issues related to the quality and function of the natural environment and natural systems. Some examples include greenhouse gas emissions, climate change resilience, pollution (air, water, noise, and light), biodiversity/habitat protection and waste management. Social issues are defined as issues related to the rights, wellbeing and interests of people and communities. Some examples include workplace safety, cybersecurity and data privacy, human rights, local stakeholder relationships, and discrimination prevention. Governance issues are issues related to the way companies are managed and overseen. Some examples include independence of chair/board, fiduciary duty, board diversity, executive compensation and bribery and corruption. These examples of ESG issues are provided for illustrative purposes only and are not exhaustive. In addition, as ESG Integration focuses on financial materiality, not all ESG factors are relevant to a particular investment, asset class, or Fund. . . .

The section includes illustrative examples of potential environment, social, and governance factors that the advisor may consider while noting that such factors may not be relevant in all instances. This disclosure provides additional information for shareholders who want more detail concerning ESG factors while still reflecting that the financially material ESG factors may include a range of issues.

10.

Comment: Page 7 - In the Investment Process description in the “What are the Fund’s main investment strategies?” section, please add a discussion of how the portfolio management teams investment selection is impacted or guided by the benchmark the Fund seeks to outperform.

Response: We believe that the below disclosure, which is currently in the “What are the Fund’s main investment strategies?” section, sufficiently describes how the portfolio management teams investment selection is impacted by the Fund’s broad-based benchmark:

The weighted average effective duration of the Fund will typically remain within +/-20% of the Benchmark.

Securitized sectors (agency MBS, ABS, CMBS, and non-agency RMBS) will be a minimum of the sector’s representation within the Benchmark plus 20%. Credit sector exposure will be limited to the sector’s representation within the Benchmark minus 10%.

11.	Comment: Please disclose how much advance notice of changes to the Fund’s non-fundamental investment objectives shareholders will receive.

Response: Form N-1A does not require a Fund to specify a notice period for changes to a Fund’s non-fundamental policies. As a result, the Fund has not indicated in the registration statement that shareholders will be notified in advance of changes to the Fund’s non-fundamental investment policies. Although there may be instances where the Fund elects to provide such notice, mandating advance notice of every policy change may be costly, impracticable and in some cases, delay implementation of investment strategies that benefit the Fund and its shareholders.

12.	Comment: Please consider adding “New Fund Risk” to the Fund’s risk disclosure.

Response: The following disclosure will be added to the Additional Risks section:

New Fund Risk. The Fund is new with no operating history. As a result, prospective investors have no track record or history on which to base their investment decisions. In addition, until the Fund achieves a certain size, the performance of certain of its investments may disproportionately impact the performance of the Fund, which may be subject to heightened volatility. As a new fund, the Fund also may be subject to a “ramp-up” period during which it may not be fully invested or able to meet its investment objective or investment policies. In addition, there can be no assurance that the Fund will grow to or maintain an economically viable size.

13.

Comment: Under “Sovereign Debt Risk,” please either remove the first sentence or explain supplementally how an investment of all or substantially all of the Fund’s assets in sovereign debt would be consistent with the Fund’s investment strategy.

Response: This sentence will be removed.

14.

Comment: Page 27 – Confirm supplementally whether investment in other ETFs or investment company securities are anticipated by the Fund and if so, whether inclusion of AFFE in the expense table is appropriate.

Response: Investment in ETFs and other investment company securities will be an additional investment strategy of the Fund and we do not currently anticipate that such investment will require inclusion of AFFE in the expense table.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (646) 538-8292.

Sincerely,

/s/ Zachary Vonnegut-Gabovitch
Zachary Vonnegut-Gabovitch
Assistant Secretary